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                                                      FILED UNDER RULE 424(B)(3)
                                             REGISTRATION STATEMENT NO. 333-8511



                             PROSPECTUS SUPPLEMENT

                                       TO

                       PROSPECTUS DATED SEPTEMBER 9, 1996

                                       OF

                                INDIVIDUAL, INC.



     This Prospectus Supplement supplements the Prospectus dated September 9, 1996 (the "Prospectus") of Individual, Inc. ("Individual" or the "Company") relating to the resale of up to 1,514,309 shares of the Company's Common Stock, par value $.01 per share (the "Common Stock"), which Prospectus was filed as a part of the Company's Registration Statement on Form S-1, as amended (Registration No. 333-8511).



           The date of this Prospectus Supplement is December 4, 1996
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RECENT DEVELOPMENTS
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LEGAL PROCEEDINGS

     The Company has been named as a defendant in a putative federal securities class action lawsuit filed on November 13, 1996 in the United States District Court for the District of Massachusetts. The lawsuit was filed on behalf of an alleged class of purchasers of the Company's common stock during the period from March 15, 1996 through July 24, 1996. The complaint filed in the lawsuit also names as defendants, among others, certain of the Company's current and former directors and officers, including Joseph A. Amram, the Company's former Chief Executive Officer, as well as the three co-managing underwriters of the Company's initial public offering which closed on March 20, 1996 (the "IPO").

     The complaint alleges, among other things, that the defendants made misstatements, or failed to make statements, to the investing public in the IPO Prospectus and Registration Statement, as well as in subsequent public disclosures, relating to the alleged existence of disputes between Joseph A. Amram and the Company. The plaintiffs seek damages, including costs and expenses, in an unspecified amount, among other relief. The Company believes that the allegations contained in the complaint are without merit and intends to defend vigorously against all such claims. However, the lawsuit is in its earliest stages, and no estimate of possible damages or other losses to the Company, if any, currently can be made. There can be no assurance that the lawsuit ultimately will be resolved on terms that are favorable to the Company or that the resolution of the lawsuit will not have a material adverse effect on the Company and its business, results of operations and financial condition.


SALE OF BOOKWIRE DIVISION

     On November 1, 1996, Individual entered into an Asset Purchase Agreement with Cahners Publishing Company, a division of Reed Elsevier Inc. ("Cahners"), pursuant to which Individual sold to Cahners substantially all of the assets of Individual's BookWire division ("BookWire"), including the BookWire/TM/ World Wide Web site, and Cahners assumed certain liabilities associated with BookWire. Cahners paid Individual approximately $1 million in cash for BookWire.


ACQUISITION OF HOOVER BUSINESS INTELLIGENCE SERVICES UNIT

     On October 17, 1996, Individual entered into an Asset Purchase Agreement with the Information Access Company, a unit of The Thomson Corporation ("IAC"), pursuant to which Individual acquired from IAC (the "Acquisition") substantially all of the assets of IAC's Hoover Business Intelligence Services unit ("Hoover"). Hoover provides real-time and archival electronic news reports presented in Lotus Notes database format through the use of a proprietary intelligent software agent that integrates and organizes information from news and information sources. The terms of the Acquisition provide Individual with Hoover's technology and operations assets; customer contracts and the rights to service those contracts; and the rights under Hoover's agreements with key information suppliers. Individual paid IAC approximately $2 million in cash and deferred payments for the Hoover business.

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     Asset purchases and other acquisitions, including Individual's purchase of substantially all of the Hoover assets, involve a number of potential risks, including difficulties in the assimilation of the acquired operations, technology, products and personnel, diversion of management's resources, uncertainties associated with operating in new markets and working with new employees and customers, and the potential loss of certain key employees expected to join the acquiring company. In order for Individual to achieve anticipated benefits from its acquisition of the Hoover assets, Individual will have to integrate Hoover's business, products, technology and key employees into Individual's existing business and make significant expenditures for sales and marketing and product development to further develop Hoover's business. No assurance can be given that Individual will be successful in this regard. If Individual is not successful, it may be required to write off certain of the Hoover assets. Moreover, even if successfully integrated, the acquired Hoover assets may not lead to the achievement of the levels of revenue or productivity comparable to those achieved by Individual's existing operations, or otherwise perform as expected. There can also be no assurance that Individual will be able to successfully renew the information provider agreements which were assigned to Individual in connection with the Acquisition.

     There can be no assurance that the acquisition of substantially all of the Hoover assets or any future acquisitions will not have a material adverse effect upon Individual's business and results of operations.

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